

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

David Briones
Managing Member
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

> **Re: Larkspur Health Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2021**
> **File No. 333-256056**

Dear Mr. Briones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 13, 2021

Table of Contents, page i

1.   Reference is made to the penultimate sentence of the final paragraph on page i. Please revise to delete "we cannot assure you of the accuracy or completeness of such information contained in this prospectus." The registrant is responsible for the accuracy and completeness of the information in the prospectus.

If we seek stockholder approval of our initial business combination, our initial stockholders have agreed to vote in favor..., page 31

2.   Please clarify whether the representative has agreed to vote in favor of your initial business combination. We note that the representative seems to be covered in the definition of "initial stockholders" on page 1.

Conflicts of Interest, page 114

3. Reference is made to Footnote 2 of the table on page 116. According to the footnote, the sponsor, Larkspur Health LLC, would have priority relative to the company. Please clarify whether this is accurate.

Principal Stockholders, page 118

4. Please disclose the natural person(s) who exercise the voting and/or investment power with respect to the securities held by A.G.P.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance